Exhibit (a)(1)(D)

News
Merrill Lynch & Co., Inc.

4 World Financial Center New York, New York 10080

Release date: February 24, 2009

For information contact: Media Relations: Jessica Oppenheim (212) 449-2107 Jessica_Oppenheim@ml.com Investor Relations: Grace Yoon (212) 449-7323 Investor_Relations@ml.com

Merrill Lynch & Co., Inc.

Announces Results of Offer to Purchase for Cash Any and All

of the Outstanding Exchange Liquid Yield Option ™ Notes due 2032

(Zero Coupon – Floating Rate – Senior)

New York – February 24, 2009 – Merrill Lynch & Co., Inc., a corporation existing under the laws of Delaware (“ML&Co.”), announced today the results of its offer to purchase for cash any and all of its outstanding Exchange Liquid Yield Option ™ Notes due 2032 (Zero Coupon – Floating Rate – Senior) (the “Securities”). ML&Co.’s offer to purchase the Securities was subject to the terms and conditions described in the Notice of Change in Control and Offer to Purchase, dated January 22, 2009 (the “Offer to Purchase”), and related Change in Control Purchase Notice (which together, as amended and supplemented, constitute the “Change in Control Offer”).

The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to JPMorgan Chase Bank, N.A.), as trustee (the “Trustee”) under the Indenture (as defined below) and as Paying Agent for the Change in Control Offer, has advised ML&Co. that an aggregate of $1,594,386,000 Original Principal Amount (as defined in the Indenture) of the Securities were validly surrendered and not properly withdrawn in the Change in Control Offer prior to the expiration of the Change in Control Offer at 5:00 p.m., New York City time, on February 23, 2009. In accordance with the terms of the Change in Control Offer, ML&Co. accepted for payment

$1,594,386,000 Original Principal Amount of the Securities at a purchase price equal to $1,095.98 (the “Change in Control Purchase Price”) per $1,000 Original Principal Amount of Securities purchased. The Change in Control Purchase Price represents the Contingent Principal Amount (as defined in the Indenture) on February 23, 2009, which is the Original Principal Amount of such Securities increased daily by the applicable Yield (as defined in the Indenture). Today ML&Co. forwarded to the Paying Agent the appropriate amount of cash required to pay the Change in Control Purchase Price for accepted Securities.

Pursuant to the terms of the Change in Control Offer, the Securities not tendered in the Change in Control Offer will remain outstanding, subject to the existing terms and conditions governing such Securities, including the Indenture dated as of December 14, 2004, between ML&Co. and the Trustee, as amended and supplemented by the First Supplemental Indenture, dated as of March 6, 2008, between ML&Co. and the Trustee, and the Second Supplemental Indenture, dated as of January 1, 2009, among ML&Co., the Trustee and Bank of America Corporation (“Bank of America”) (as so amended and supplemented, the “Indenture”).

This announcement is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Securities.

ML&Co. is one of the world’s leading wealth management, capital markets and advisory companies, with offices in 40 countries and territories and total client assets of approximately $1.2 trillion at December 26, 2008. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. ML&Co. has approximately 50 percent ownership in BlackRock Inc., one of the world’s largest publicly traded investment management companies, with approximately $1.3 trillion in assets under management at December 31, 2008. For more information on ML&Co., please visit www.ml.com. ML&Co. was acquired by Bank of America on January 1, 2009.

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